# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WISeSat.Space Holdings Corp., CIK 0002101411
CUSIP: G9723W109
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG 1110
Date of event which requires filing of this statement: 10/09/2026
Filed by CIK 0001738699
Persons authorized to receive notices and communications: Carlos Moreira, WISeQey Corp., Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG 1110, 011-41-22-594-3000

## Reporting persons
- WISeQey Corp. (CIK 0001738699): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 24,427,539; shared voting power 1,977,816; sole dispositive power 23,387,061; shared dispositive power 3,018,294; aggregate amount beneficially owned 26,405,355 (88.5% of the class)
  Comment: 1 Note to WISeQey cover page: The amounts reported above relate to the WISeSat Ordinary Shares and include WISeSat Ordinary Shares issuable upon conversion of WISeSat Class F Shares. Each WISeSat Class F Share is convertible at any time, at the option of the holder, into one WISeSat Ordinary Share. The WISeSat Class F Shares are not registered under Section 12 of the Exchange Act, and the WISeSat Ordinary Shares issuable upon conversion thereof are deemed outstanding, pursuant to Rule 13d-3(d)(1) under the Exchange Act, solely for purposes of computing the percentage of the class beneficially owned by the Reporting Person. WISeQey may be deemed to beneficially own securities held directly by SEALSQ by virtue of WISeQey's ownership of approximately 51% of SEALSQ's voting power, which gives WISeQey the ability to direct or cause the direction of SEALSQ's management and policies. WISeQey may be deemed to beneficially own securities held directly by SEALSQ by virtue of WISeQey's voting power in SEALSQ and the Class F Shareholders Agreement. WISeQey disclaims beneficial ownership of securities held directly by SEALSQ except to the extent of any pecuniary interest therein, if any, or to the extent WISeQey may be deemed to have or share voting or dispositive power over such securities. See Item 5.
- SEALSQ Corp (CIK 0001951222): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,977,816; sole dispositive power 0; shared dispositive power 3,018,294; aggregate amount beneficially owned 3,018,294 (10.1% of the class)
  Comment: 2 Note to SEALSQ cover page: The amounts reported above relate to the WISeSat Ordinary Shares and include WISeSat Ordinary Shares issuable upon conversion of WISeSat Class F Shares. Each WISeSat Class F Share is convertible at any time, at the option of the holder, into one WISeSat Ordinary Share. The WISeSat Class F Shares are not registered under Section 12 of the Exchange Act, and the WISeSat Ordinary Shares issuable upon conversion thereof are deemed outstanding, pursuant to Rule 13d-3(d)(1) under the Exchange Act, solely for purposes of computing the percentage of the class beneficially owned by the Reporting Person. Except as indicated below, all WISeSat's securities owned by SEALSQ are reported as shared with WISeQey because WISeQey owns approximately 51% of SEALSQ's voting power, giving WISeQey the ability to direct or cause the direction of SEALSQ's management and policies, and, as to the WISeSat Class F Shares owned by SEALSQ, because of the Class F Shareholders Agreement. See Item 5.
- Carlos Moreira (CIK 0001801038): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 0; shared voting power 26,405,355; sole dispositive power 0; shared dispositive power 26,405,355; aggregate amount beneficially owned 26,405,355 (88.5% of the class)
  Comment: 3 Note to Carlos Moreira cover page: Mr. Moreira does not own any WISeSat Ordinary Shares or WISeSat Class F Shares directly. Mr. Moreira may be deemed to share voting and dispositive power over all 26,405,355 WISeSat Ordinary Shares (on an as-converted basis) reported herein by virtue of his ownership of approximately 49.79607% of the voting power of WISeQey and his positions as Chief Executive Officer and a director of WISeQey, which may give him the ability to direct or cause the direction of WISeQey's management and policies. WISeQey in turn may be deemed to beneficially own all securities held directly by SEALSQ because of WISeQey's approximately 51% voting power in SEALSQ, as described in the WISeQey cover page note above. Mr. Moreira may be deemed to beneficially own certain securities reported herein by virtue of his voting power in WISeQey and his positions as Chief Executive Officer and a director of WISeQey. Mr. Moreira disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein, if any, or to the extent he may be deemed to have or share voting or dispositive power over such securities. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: WISeSat.Space Holdings Corp.
Address of issuer's principal executive offices: Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG 1110
Comment: This Amendment No. 1 to the Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 8, 2026 filed by the Reporting Persons with respect to the Ordinary Shares, no par value (the "WISeSat Ordinary Shares"), of WISeSat.Space Holdings Corp., a British Virgin Islands business company (the "Issuer" or "WISeSat") (as amended, the "Statement" or the "Schedule 13D"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 9, 2026, Quantisimo Corp. ("Quantisimo"), a special purpose vehicle established by WISeQey and SEALSQ entered into an Agreement and Plan of Merger, dated as of October 8, 2026 (the "Quantisimo BCA"), with GigCapital8 Corp. ("GigCapital8"), a special purpose acquisition company, and Quantisimo Holdings Corp., a newly formed British Virgin Islands holding company ("PubCo"). The transactions contemplated by the Business Combination Agreement are referred to as the " Quantisimo Business Combination."

Under the Quantisimo BCA, a subsidiary of PubCo will merge with and into GigCapital8, with GigCapital8 surviving as a wholly owned subsidiary of PubCo. Immediately thereafter, a second subsidiary of PubCo will merge with and into Quantisimo, with Quantisimo surviving as a wholly owned subsidiary of PubCo. PubCo's ordinary shares are expected to be listed on the Nasdaq Capital Market under the symbol "QSMO".

Before closing, WISeQey and SEALSQ will contribute to Quantisimo their interests in Miraex SA, SEALCOIN AG, WeCan Group SA and WISeSat. At closing the shareholders of Quantisimo, which are WISeQey and SEALSQ, will receive an aggregate of 66,610,000 PubCo shares, consisting of ordinary shares and Class F shares; all Class F shares, including those to be issued to GigCapital8's sponsor for a portion of its GigCapital8 ordinary shares, will together carry 49.999999% of PubCo's total voting power; each GigCapital8 Class A ordinary share will be exchanged for one PubCo ordinary share; and each five GigCapital8 rights will convert into one PubCo ordinary share. Following closing, WISeQey and SEALSQ are expected to hold a majority of PubCo's outstanding ordinary shares.

Under the Quantisimo BCA, WISeQey and SealSQ (jointly or individually) are expected to contribute to Quantisimo 14,908,086 shares of WISeSat.

Closing is conditioned on, among other things, available cash of at least $15 million. That cash will consist of cash from GigCapital8's trust account after redemptions and the proceeds of any PIPE investment, together with a cash contribution from SEALSQ. SEALSQ will receive additional PubCo ordinary shares at $10.00 per share for its cash contribution. Any PIPE investment is expected to be priced at not less than $10.00 per share.

WISeQey, SEALSQ, GigCapital8's sponsor and GigCapital8's directors and officers will enter into lock-up agreements covering the six months following closing. GigCapital8's sponsor has agreed to vote its shares in favor of the Quantisimo Business Combination and not to redeem them.

The boards of directors of GigCapital8, Quantisimo, WISeQey, SEALSQ and PubCo have approved the Quantisimo Business Combination. The board of directors of GigCapital8 has unanimously recommended that GigCapital8's shareholders approve it.

The Quantisimo Business Combination is subject to customary closing conditions, including approval by GigCapital8's shareholders; the effectiveness of a registration statement on Form F-4 to be filed by PubCo with the SEC; and approval of PubCo's listing on Nasdaq.

The Quantisimo Business Combination is expected to be completed in the first quarter of 2027. There can be no assurance that the Quantisimo Business Combination will be completed on the anticipated timeline or at all.

Neither the Quantisimo BCA, nor any other agreement described or referred to herein, nor this Amendment No. 1, is meant to be, nor should be construed as, an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any proxy, vote, consent or approval with respect to the Quantisimo Business Combination.

There can be no assurance that the Quantisimo Business Combination will be completed on the anticipated timeline or at all. Statements herein regarding the Quantisimo Business Combination that are not historical facts are forward-looking statements subject to risks and uncertainties, including those described under "Forward-Looking Statements" in WISeQey's Report on Form 6-K furnished to the SEC on October 14, 2026, and the Reporting Persons undertake no obligation to update them except as required by law.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 9, 2026, Quantisimo Corp. ("Quantisimo"), a special purpose vehicle established by WISeQey and SEALSQ entered into an Agreement and Plan of Merger, dated as of October 8, 2026 (the "Quantisimo BCA"), with GigCapital8 Corp. ("GigCapital8"), a special purpose acquisition company, and Quantisimo Holdings Corp., a newly formed British Virgin Islands holding company ("PubCo"). The transactions contemplated by the Business Combination Agreement are referred to as the " Quantisimo Business Combination."

Under the Quantisimo BCA, a subsidiary of PubCo will merge with and into GigCapital8, with GigCapital8 surviving as a wholly owned subsidiary of PubCo. Immediately thereafter, a second subsidiary of PubCo will merge with and into Quantisimo, with Quantisimo surviving as a wholly owned subsidiary of PubCo. PubCo's ordinary shares are expected to be listed on the Nasdaq Capital Market under the symbol "QSMO".

Before closing, WISeQey and SEALSQ will contribute to Quantisimo their interests in Miraex SA, SEALCOIN AG, WeCan Group SA and WISeSat. At closing the shareholders of Quantisimo, which are WISeQey and SEALSQ, will receive an aggregate of 66,610,000 PubCo shares, consisting of ordinary shares and Class F shares; all Class F shares, including those to be issued to GigCapital8's sponsor for a portion of its GigCapital8 ordinary shares, will together carry 49.999999% of PubCo's total voting power; each GigCapital8 Class A ordinary share will be exchanged for one PubCo ordinary share; and each five GigCapital8 rights will convert into one PubCo ordinary share. Following closing, WISeQey and SEALSQ are expected to hold a majority of PubCo's outstanding ordinary shares.

Under the Quantisimo BCA, WISeQey and SealSQ (jointly or individually) are expected to contribute to Quantisimo 14,908,086 shares of WISeSat.

Closing is conditioned on, among other things, available cash of at least $15 million. That cash will consist of cash from GigCapital8's trust account after redemptions and the proceeds of any PIPE investment, together with a cash contribution from SEALSQ. SEALSQ will receive additional PubCo ordinary shares at $10.00 per share for its cash contribution. Any PIPE investment is expected to be priced at not less than $10.00 per share.

WISeQey, SEALSQ, GigCapital8's sponsor and GigCapital8's directors and officers will enter into lock-up agreements covering the six months following closing. GigCapital8's sponsor has agreed to vote its shares in favor of the Quantisimo Business Combination and not to redeem them.

The boards of directors of GigCapital8, Quantisimo, WISeQey, SEALSQ and PubCo have approved the Quantisimo Business Combination. The board of directors of GigCapital8 has unanimously recommended that GigCapital8's shareholders approve it.

The Quantisimo Business Combination is subject to customary closing conditions, including approval by GigCapital8's shareholders; the effectiveness of a registration statement on Form F-4 to be filed by PubCo with the SEC; and approval of PubCo's listing on Nasdaq.

The Quantisimo Business Combination is expected to be completed in the first quarter of 2027. There can be no assurance that the Quantisimo Business Combination will be completed on the anticipated timeline or at all.

Neither the Quantisimo BCA, nor any other agreement described or referred to herein, nor this Amendment No. 1, is meant to be, nor should be construed as, an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any proxy, vote, consent or approval with respect to the Quantisimo Business Combination.

There can be no assurance that the Quantisimo Business Combination will be completed on the anticipated timeline or at all. Statements herein regarding the Quantisimo Business Combination that are not historical facts are forward-looking statements subject to risks and uncertainties, including those described under "Forward-Looking Statements" in WISeQey's Report on Form 6-K furnished to the SEC on October 14, 2026, and the Reporting Persons undertake no obligation to update them except as required by law.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 -- Business Combination Agreement, dated as of November 9, 2025, as amended on August 6, 2026, by and among Columbus Acquisition Corp, WISeSat.Space Holdings Corp., WISeSat Merger Sub Corp., WISeSat.Space Corp., and WISeKey International Holding Ltd. (now WISeQey Corp.) (including the Joinder Agreement of SEALSQ Corp) (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-296969) filed with the SEC).

Exhibit 2 -- Class F Shareholders Agreement (incorporated by reference to Exhibit 2 of the Reporting Persons' Schedule 13D filed with the SEC on October 8, 2026)).

Exhibit 3 -- Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to Exhibit 3 of the Reporting Persons' Schedule 13D filed with the SEC on October 8, 2026)

Exhibit 4 -- Subscription Agreement, dated as of August 6, 2026, between SEALSQ Corp and WISeSat.Space Holdings Corp. (incorporated by reference to Exhibit 99.4 to the Report on Form 6-K (File No. 001-41709) furnished to the SEC by SEALSQ Corp on August 18, 2026).

Exhibit 5--Amended and Restated Registration Rights Agreement, dated as of October 1, 2026, by and among WISeSat.Space Holdings Corp., Columbus Acquisition Corp, WISeQey, SEALSQ, and the undersigned therein. (filed herewith)

Exhibit 6-- Lock-up Agreement, dated as of November 9, 2025, by and among WISeSat.Space Holdings Corp., Columbus Acquisition Corp, WISeQey, SEALSQ and the undersigned therein (filed herewith)

Exhibit 7-- Agreement and Plan of Merger, dated as of October 8, 2026, by and among GigCapital8 Corp., Quantisimo Holdings Corp ("PubCo"), Quantisimo Merger Sub Inc, GigCapital8 Merger Sub Inc.("SPAC Merger Sub"), Quantisimo Corp, WISeQey Corp and SealSQ Corp. (filed herewith)

Exhibit 99.1 - List of Senior Management and Directors of WISeQey Corp. (incorporated by reference to Exhibit 99.1 of the Reporting Persons' Schedule 13D filed with the SEC on October 8, 2026)

Exhibit 99.2 - List of Senior Management and Directors of SEALSQ Corp. (incorporated by reference to Exhibit 99.2 of the Reporting Persons' Schedule 13D filed with the SEC on October 8, 2026)

## Signatures
- WISeQey Corp.: /s/ Carlos Moreira, Carlos Moreira/ Chief Executive Officer (10/14/2026)
- WISeQey Corp.: /s/ John O'Hara, John O'Hara/ Chief Financial Officer (10/14/2026)
- SEALSQ Corp: /s/ Carlos Moreira, Carlos Moreira/ Chief Executive Officer (10/14/2026)
- SEALSQ Corp: /s/ John O'Hara, John O'Hara/ Chief Financial Officer (10/14/2026)
- Carlos Moreira: /s/ Carlos Moreira, Carlos Moreira (10/14/2026)